UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 138TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 27, 2009

1. DATE, TIME AND PLACE: On May 27, 2009, at 2:00 p.m. at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, in the City and State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of CPFL Energia’s Bylaws.

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and the Board of Executive Officers attended the meeting. The justified absence of Mr. José Ayres de Campos and the attendance of his deputy Mr. Claudio Borin Guedes Palaia are hereby recorded.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS MADE:

After the reading of the Agenda was waived, since all attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that shall be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were made by unanimous vote and without any restrictions:

(i) They approved the Company’s announcement that Mrs. DANIELA CORCI CARDOSO, elected to compose the Fiscal Council by the Ordinary General Shareholders’ Meeting held on April 23, is qualified to act as a financial specialist pursuant to the provisions in Section 404 of the Sarbanes-Oxley Act and in compliance with the rules of the Securities and Exchange Commission (SEC) applicable to foreign companies listed on an American stock exchange;

(i) They took cognizance of the Report of the CEO about the main facts related to the Company’s business and sector indicators;

(ii) They approved the minutes of the 137th Board of Directors’ Meeting held on April 29;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

(iii) (iv.i) They approved, pursuant to item “u” of Article 18 of the Company’s Bylaws, and to the terms set forth in the Board of Executive Officers’ Resolution 2009031, the granting, by CPFL Energia, of guarantees to ensure the payment of debentures issued by its subsidiaries Companhia Paulista de Força e Luz ("CPFL Paulista"), Rio Grande Energia S.A. (“RGE”), CPFL Geração de Energia S.A. ("CPFL Geração"), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista"), Companhia Jaguari de Energia ("CPFL Jaguari") and CPFL Comercialização Brasil S.A. (“CPFL Brasil” and, jointly with CPFL Paulista, RGE, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Jaguari, (“Subsidiaries”) for public distribution, as described below:

(a) Issuance of one hundred seventy-five thousand (175,000) subordinated debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of one thousand reais (R$ 1,000.00), of 4th Issuance by CPFL Paulista, totaling, on the respective issuance date, one hundred seventy-five million reais (R$ 175,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of the accumulated variation of daily average rates of one day DI – Depósitos Interfinanceiros (interbank deposits), "over extra-group”, based on 252 business days, expressed as a percentage per year, calculated and published daily by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“DI Rate”), with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate;

(b) Issuance of one hundred eighty-five thousand (185,000) unsecured debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of one thousand reais (R$ 1,000.00), of 4th Issuance by RGE, totaling, on the respective issuance date, one hundred eighty-five million reais (R$ 185,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate;

(c) Issuance of three hundred fifteen thousand (315,000) unsecured debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of one thousand reais (R$ 1,000.00), of 2nd Issuance by CPFL Geração, totaling, on the respective issuance date, three hundred fifteen million reais (R$ 315,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate; The total amount of debentures of the 2nd Issuance by CPFL Geração may be increased by up to thirty-five percent (35%), pursuant to the provisions in paragraph 2 of Article 14 and in Article 24 of Instruction 400/03 issued by the Brazilian Securities and Exchange Commission;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

(d) Issuance of one thousand six hundred (1,600) subordinated debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of ten thousand reais (R$ 10,000.00), of 1st Issuance by CPFL Sul Paulista, totaling, on the respective issuance date, sixteen million reais (R$ 16,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate;

(e) Issuance of two thousand four hundred (2,400) subordinated debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of ten thousand reais (R$ 10,000.00), of 1st Issuance by CPFL Leste Paulista, totaling, on the respective issuance date, twenty-four million reais (R$ 24,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate;

(f) Issuance of one thousand (1,000) subordinated debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of ten thousand reais (R$ 10,000.00), of 1st Issuance by CPFL Jaguari, totaling, on the respective issuance date, ten million reais (R$ 10,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred twenty-five percent (125.00%) of the DI Rate; and

(g) Issuance of sixteen thousand five hundred (16,500) subordinated debentures, all registered and book-entry, in a single series, non convertible into shares, with unitary par value of ten thousand reais (R$ 10,000.00), of 1st Issuance by CPFL Brasil, totaling, on the respective issuance date, one hundred sixty-five million reais (R$ 165,000,000.00), with maturity of two (2) years as of issuance date, which shall bear interest over their unitary par value, at a rate to be defined according to the bookbuilding procedure performed by the Offer’s intermediary institutions, consisting of a percentage of the DI Rate, with due regard for a maximum rate of one hundred and twenty-five percent (125.00%) of the DI Rate;

(iv.ii) They authorized the Board of Executive Officers to execute the instruments that shall formalize the guarantees approved herein, which amount to a maximum of one billion reais (R$ 1,000,000,000.00), corresponding to the sum of the total value of the Subsidiaries’ debentures issuances, as described in items “a” through “g” above, on the respective issuance date, plus the respective remunerations and applicable default charges, and

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

(iv.iii) They recommended to the Company’s representatives in the management departments of the subsidiaries the favorable vote for the issuance of the debentures described in items “a” through “g” above, under the supervision of HSBC Corretora de Títulos e Valores Mobiliários S.A. and Banco UBS Pactual S.A. (Board of Executive Officers’ Resolutions 2009091, 20091609, 2009036, 2009034, 2009034, 2009032 and 2009052);

(iv) They approved, in compliance with items “p” and “r” of Article 18 and with clause II of Article 23 of the Company’s Bylaws, as controlling shareholder of CPFL Brasil, the establishment of a Special Purpose Company (“SPC”), a wholly owned subsidiary of CPFL Brasil, with the purpose of participating in a project for electric power generation and obtaining financing pursuant to the Board of Executive Officers’ Resolution 2009050;

(v) They approved, in compliance with item “r” of Article 18 of the Company’s Bylaws, as controlling shareholder of CPFL Brasil, the establishment of an SPC with the purpose of commercializing electric power;

(vi) They recommended the Company’s representatives in the management departments of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE, the favorable vote for the approval of the strategy of contracting power and the participation in the New Power Auction (A-3).

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to drawn up these minutes, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Ricardo Carvalho Giambroni, Francisco Caprino Neto, Milton Luciano dos Santos, Susana Hanna Stiphan Jabra, Ana Dolores M. Carneiro de Novaes, Claudio Borin Guedes Palaia, and Gisélia Silva (Secretary).

This is a free English translation of the excerpt of the original minutes drawn up in the
Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 01, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.